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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

SEC FILE NUMBER
8-53726

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

RBS SECURITIES CORPORATION

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

101 PARK AVENUE
(No. and Street)

NEW YORK	NY	10178
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

MR. JOSEPH SANTORO, CONTROLLER — 212-401-3473 (Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

DELOITTE & TOUCHE LLP
(Name - if individual, state last, first, middle name)

TWO WORLD FINANCIAL CENTER	NEW YORK	NY	10281-1414
(Address)	(City)	(State)	(Zip Code)

SEC MAIL PROCESSING RECEIVED MAR 01 2005 WASH., D.C. 185 SECTION

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED MAR 23 2005 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

AFFIRMATION

I, Joseph Santoro, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to RBS Securities Corporation (the "Company") for the year ended December 31, 2004 are true and correct. I further affirm that neither the Company nor any managing member, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Joseph Santoro — 2-22-05
Joseph Santoro — Date
Controller

Subscribed and sworn to before me,
this 22nd day of February 2005

Patricia W. Somaiah
Notary Public

PATRICIA W. SOMAIAH
Notary Public, State of New York
No. 01SO6015756
Qualified in Nassau County
Commission Expires November 9, 2006

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

SEC MAIL PROCESSING SECTION
RECEIVED
MAR 01 2005
WASH., D.C.
185

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Shareholder of
RBS Securities Corporation

We have audited the accompanying statement of financial condition of RBS Securities Corporation (the "Company"), a wholly-owned subsidiary of RBS CBFM North America Corp., as of December 31, 2004, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such statement of financial condition presents fairly, in all material respects, the financial position of RBS Securities Corporation at December 31, 2004, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

February 22, 2005

RBS SECURITIES CORPORATION
(A wholly-owned subsidiary of RBS CBFM North America Corp.)

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2004

ASSETS

Cash	$ 17,327,753
Receivable from affiliate	3,431,433
Interest receivable	21,678
Receivable from customers	280,406
Other assets	114,391
TOTAL ASSETS	$ 21,175,661

LIABILITIES AND SHAREHOLDER'S EQUITY

LIABILITIES:	
Accrued expenses and other liabilities	$ 3,561,911
Payable to affiliate	807,421
Income taxes payable	650,681
Total liabilities	5,020,013
SHAREHOLDER'S EQUITY:	
Common stock - $50,000 par value; 100 shares authorized, issued and outstanding	5,000,000
Retained earnings	11,155,648
Total shareholder's equity	16,155,648
TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY	$ 21,175,661

See notes to statement of financial condition.

NOTES TO STATEMENT OF FINANCIAL CONDITION FOR THE YEAR ENDED DECEMBER 31, 2004

1. ORGANIZATION

RBS Securities Corporation (the "Company") is a wholly-owned subsidiary of RBS CBFM North America Corp. (the "Parent"), which is a wholly-owned subsidiary of NatWest Group Holdings Corporation ("NWGHC"), which, in turn, is a wholly-owned subsidiary of The Royal Bank of Scotland Group, plc (the "Group"). The Company was formed on June 4, 2002 and acts as an agent in effecting private placements of corporate debt securities sold to institutional investors on behalf of the Group and third-party corporate issuers.

The Company became a registered securities broker-dealer with the National Association of Securities Dealers (the "NASD") effective June 4, 2002 and is a registered broker-dealer with the Securities and Exchange Commission (the "SEC").

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash - Cash includes interest earning deposits with maturities of less than three months.

Use of Estimates - The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from the estimates.

Income Taxes - The Company accounts for income taxes utilizing the asset and liability approach. Federal taxes are calculated for the Company and included in the consolidated federal return of NWGHC. State and local taxes are calculated for the company and included in the combined RBS CBFM NA Corp. return.

3. NET CAPITAL AND OTHER REGULATORY REQUIREMENTS

The Company is subject to the Uniform Net Capital Rule (Rule 15c3-1) under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital. The Company files under the alternate net capital requirement, as defined, equal to the greater of $250,000 or 2 % of aggregate debit items. At December 31, 2004, the Company had net capital of $12,318,457, which was $12,068,457 in excess of the minimum requirement.

4. INCOME TAXES

The Company is included in the consolidated federal tax return of NWGHC. NY State and NYC taxes are calculated for the Company and included in the Parent's combined return.

Pursuant to an arrangement with its Parent, the Company pays its current tax liability or receives its current tax benefit to the extent the related income or loss is included in the consolidated/combined returns.

The Company's effective tax rate varies from the statutory Federal income tax rate primarily due to state and local income taxes. The current and deferred tax expense is allocated to the members of the consolidated/combined group based on the Group's tax sharing agreement. At December 31, 2004, the amount payable to Parent, which is included in income tax payable, is $650,681.

5. RELATED-PARTY TRANSACTIONS

Pursuant to a service agreement, Royal Bank of Scotland plc, New York Branch ("RBS NY"), provides certain operating and other administrative support services to the Company. Such services include finance, technology, legal, human resources, and other administration.

Additionally, eligible employees of the Company participate in a qualified defined contribution 401(k) plan, a profit sharing plan, and a defined benefit pension plan sponsored by RBS NY.

6. FAIR VALUE OF FINANCIAL INSTRUMENTS

All financial instruments, which include receivables and payables, on the Company's statement of financial condition are carried at fair value or at amounts that approximate fair value.

* * * * * *

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

February 22, 2005

RBS Securities Corporation
101 Park Avenue
New York, NY 10178

In planning and performing our audit of the statement of financial condition of RBS Securities Corporation (the "Company"), a wholly-owned subsidiary of RBS CBFM North America Corp., for the year ended December 31, 2004 (on which we issued our report dated February 22, 2005), we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the statement of financial condition and not to provide assurance on the Company's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures, and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's (the "Commission") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use, or disposition, and that transactions are executed in accordance with management's authorization and

recorded properly to permit the preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal control or of such practices and procedures to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the practices or procedures may deteriorate.

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the statement of financial condition being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Company's internal control and its operation (including control activities for safeguarding securities) that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004 to meet the Commission's objectives.

This report is intended solely for the information and use of the board of directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP